UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 09/30/2012

Check here if Amendment [ ]; Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: Leonetti & Associates, LLC
Address: 1130 Lake Cook Road, Suite 300
                Buffalo Grove, IL 60089-1976

Form 13F File Number: 028-13075

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael E. Leonetti
Title: CEO
Phone: (847)520-0999

Signature, Place, and Date of Signing:

Michael E. Leonetti   Buffalo Grove, IL   11/14/2012
-------------------   -----------------   ----------

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0
Form 13F Information Table Entry Total: 35
Form 13F Information Table Value Total: $191,037
(Thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

<PAGE>

Leonetti & Associates, LLC
FORM 13F INFORMATION TABLE
AS OF 09/30/2012

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Abbott Labs	COM	002824100	4737	69100	SH		Sole				69100
Anheuser-Busch InBev NV	SPONSORED ADR	03524a108	6869	79950	SH		Sole				79950
Apple Inc	COM	037833100	13060	19577	SH		Sole				19577
Celgene Corp	COM	151020104	5482	71750	SH		Sole				71750
Dish Network Corp	CL A	25470m109	3211	104900	SH		Sole				104900
IBM Corp	COM	459200101	10869	52391	SH		Sole				52391
J P Morgan Chase Co	COM	46625h100	2959	73096	SH		Sole				73096
Macy's Inc.	COM	55616p104	1962	52150	SH		Sole				52150
Merck & Co Inc	COM	58933y105	4482	99400	SH		Sole				99400
Powershares QQQ Tr	UNIT SER1	73935a104	5187	75650	SH		Sole				75650
Rydex S&P 500 Eq wghtd	GUG S&P 500 EQ WT	78355w106	853	16340	SH		Sole				16340
SPDR Homebuilders	S&P HOMEBUILD	78464a888	5537	223000	SH		Sole				223000
SPDR Index Dow Jones Intl Real	DJ INTL RL ETF	78463X863	230	5870	SH		Sole				5870
SPDR Materials	SBI MATERIALS	81369y100	5627	152900	SH		Sole				152900
SPDR Retail	S&P RETAIL ETF	78464a714	8964	142850	SH		Sole				142850
SPDR S&P MidCap 400	UTSER1 S&PDCRP	78467y107	21752	120896	SH		Sole				120896
Southwest Airlines Co	COM	844741108	997	113700	SH		Sole				113700
U.S. Silica Holdings Inc	COM	90346E103	546	40300	SH		Sole				40300
Universal Health Svcs	CL B	913903100	2675	58500	SH		Sole				58500
Vanguard Dividend Appreciation	DIV APP ETF	921908844	547	9165	SH		Sole				9075
Vanguard Health Care ETF	HEALTH CAR ETF	92204A504	218	2975	SH		Sole				2975
Walt Disney	COM	254687106	6038	115500	SH		Sole				115500
Waste Connections Inc	COM	941053100	1899	62769	SH		Sole				62769
Xylem Inc	COM	98419m100	1358	54000	SH		Sole				54000
iShares Brclys 1-3 Yr Credit B	BARCLYS 1-3YR	464288646	5147	48670	SH		Sole				48670
iShares Brclys Aggregate Bd Fd	BARCLYS US AGG	464287226	14780	131435	SH		Sole				131435
iShares High Yield Corp Bond F	HIGH YLD CORP	464288513	7448	80695	SH		Sole				80695
iShares JPMorgan USD Emerging	JPMORGAN USD	464288281	109	900	SH		Sole				900

```
iShares MSCI Emrg Mkts   MSCI EMERG MKT   464287234    11322   273970   SH      Sole                                                    273970
iShares Russell 2000     RUSSELL 2000     464287655    19280   231070   SH      Sole                                                    231070
iShares S & P
  Midcap Gro             S&P MC 400 GRW   464287606      297     2650   SH      Sole                                                      2650
iShares S&P 100
  Index Fd               S&P 100 IDX FD   464287101     1964    29550   SH      Sole                                                     29550
iShares S&P 600 Index    S&P SMLCAP 600   464287804       79     1020   SH      Sole                                                      1020
iShares S&P
  Smallcap 600 Growt     S&P SMLCP GROW   464287887      222     2650   SH      Sole                                                      2650
iShares US Real Estate   DJ US REAL EST   464287739    14331   222600   SH      Sole                                                    222600

REPORT SUMMARY           35 DATA RECORDS               191037            0 OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED
```

</TABLE>